Exhibit 15.4

Consolidated Financial Statements of Nordic American Offshore Ltd.
December 31, 2017

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2017, 2016 and 2015	4

Consolidated Balance Sheets as of December 31, 2017 and 2016	5

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2017, 2016 and 2015	6

Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015	7

Notes to Consolidated Financial Statements	8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
 Nordic American Offshore Ltd.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Nordic American Offshore Ltd. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AS

We have served as the Company's auditor since 2014.
Oslo, Norway
 May 3, 2018

Nordic American Offshore LTD
Consolidated Statements of Operations and Comprehensive (Loss) Income for the Years Ended December 31, 2017, 2016 and 2015

All figures in USD '000, except share and per share amount	Years ended December 31,
	2017	2016	2015
Charter Revenues	17,895	17,697	36,372
Charter Costs	(1,815)	(1,448)	(1,523)
Vessel Operating Costs	(20,454)	(24,137)	(24,580)
General and Administrative Costs	(4,222)	(4,503)	(4,261)
Depreciation Costs	(17,472)	(16,152)	(14,379)
Net Operating Loss	(26,068)	(28,543)	(8,372)
Interest Income	298	10	34
Interest Costs	(4,880)	(3,467)	(1,807)
Other Financial Costs	327	(151)	(699)
Total Financial Costs	(4,255)	(3,608)	(2,472)
Loss before income taxes	(30,323)	(32,151)	(10,844)
Income Tax Benefit	997	-	-
Net Loss and Comprehensive Loss	(29,326)	(32,151)	(10,844)

Basic Loss per Share	(0.53)	(1.54)	(0.47)
Diluted Loss per Share	(0.53)	(1.54)	(0.47)
Basic Weighted Average Number of Common Shares Outstanding	54,995,614	20,939,260	23,203,142
Diluted Weighted Average Number of Common Shares Outstanding	54,995,614	20,939,260	23,203,142
Cash dividend declared per common share	0.08	0.28	0.94

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD
Consolidated Balance Sheets as of December 31, 2017 and 2016
All figures in USD '000, except share and per share amount

	As of December 31,
	2017	2016
ASSETS
Current Assets
Cash and Cash Equivalents	31,506	2,953
Accounts Receivable, net	2,096	1,490
Prepaid Expenses	1,274	1,129
Inventory	1,510	1,240
Other Current Assets	690	1,097
Total Current Assets	37,076	7,909

Non-Current Assets
Vessels, net	350,635	366,945
Total Non-Current Assets	350,635	366,945
Total Assets	387,711	374,854

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts Payable	317	301
Accounts Payable, related party	728	581
Accrued Liabilities	1,764	2,210
Taxes Payable	-	997
Total Current Liabilities	2,809	4,089

Long-Term Debt (1)	136,552	136,193
Other Non-Current Liabilities	77	375
Total Non-Current Liabilities	136,629	136,568
Commitments and Contingencies

Shareholders' Equity
Preferred shares, par value $0.01 per Share, 50,000,000 and 50,000,000 shares authorized, none issued at December 31, 2017 and December 31, 2016 respectively	-	-
Common shares, par value $0.01 per Share; 200,000,000 and 200,000,000 shares authorized, 64,731,370 shares issued, 61,986,847 outstanding and 2,744,523 treasury shares at December 31, 2017 and 23,431,370 shares issued, 20,686,847 outstanding and 2,744,523 treasury shares at December 31, 2016	647	234
Additional Paid-In Capital	319,947	276,957
Accumulated Deficit	(72,321)	(42,995)
Total Shareholders' Equity	248,273	234,196
Total Liabilities and Shareholders' Equity	387,711	374,854

          (1) Long-Term Debt consist outstanding amounts on the Credit Facility less unamortized deferred financing cost. Outstanding amounts on the Credit Facility were $137,000 and $137,000 as of December 31, 2017 and 2016, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore Ltd Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2017, 2016 and 2015

All figures in USD '000, except number of shares	Number of shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
Balance at January 1, 2015	23,431,370	234	318,996	-	319,230
Issuance and listing costs	-	-	(17)	-	(17)
Repurchase of shares	(870,839)	-	(5,590)	-	(5,590)
Dividends distributed	-	-	(21,922)	-	(21,922)
Net Loss	-	-	-	(10,844)	(10,844)
Balance at December 31, 2015	22,560,531	234	291,467	(10,844)	280,857
Repurchase of shares	(1,873,684)	-	(8,513)	-	(8,513)
Dividend distributed	-	-	(5,997)	-	(5,997)
Net Loss	-	-	-	(32,151)	(32,151)
Balance at December 31, 2016	20,686,847	234	276,957	(42,995)	234,196
Common Shares Issued, net of $0,9 million issuance cost	41,300,000	413	47,923	-	48,336
Dividends distributed	-	-	(4,933)	-	(4,933)
Net Loss	-	-	-	(29,326)	(29,326)
Balance at December 31, 2017	61,986,847	647	319,947	(72,321)	248,273

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2016 and 2015

All figures in USD '000	Year ended December 31,
	2017	2016	2015
Cash Flows from Operating Activities
Net Loss	(29,326)	(32,151)	(10,844)
Reconciliation of Net Loss to Net Cash (Used In) Provided by Operating Activities
Depreciation Costs	17,480	16,053	14,379
Amortization of Deferred Financing Costs	359	359	305
Overhaul of Engines Costs and Dry-dock	(341)	(151)	(575)
Foreign currency loss	(12)	31	78
Changes in Operating Assets and Liabilities
Accounts Receivable	(606)	2,485	(872)
Inventory	(270)	(446)	(560)
Prepaid and Other Current Assets	262	2,603	(2,244)
Accounts Payable, Accrued Liabilities and Tax Payable	(1,725)	(5,031)	6,397
Accounts Payable, Related Party	147	(15)	(77)
Net Cash (Used In) Provided by Operating Activities	(14,032)	(16,262)	5,987
Cash Flows from Investing Activities
Investment in Vessels	(830)	(61,583)	(63,529)
Deposit on Contracts paid		-	(1,693)
Net Cash Used in Investing Activities	(830)	(61,583)	(65,222)
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	48,336	-	(17)
Proceeds from Use of Credit Facility	-	90,000	47,000
Credit Facility Costs	-	-	(1,217)
Repurchase of Treasury Stock	-	(8,513)	(5,590)
Dividends Paid	(4,933)	(5,997)	(21,922)
Net Cash Provided by Financing Activities	43,403	75,490	18,253
Net (Decrease)/Increase in Cash and Cash Equivalents	28,541	(2,355)	(40,982)

Cash and Cash Equivalents at Beginning of Period	2,953	5,339	46,398
Effect of Exchange Rate Changes on Cash and Cash Equivalents	12	(31)	(78)
Cash and Cash Equivalents at the End of Period	31,506	2,953	5,339

Cash Paid for Interest, Net of Amounts Capitalized	4,417	2,803	1,365
Cash Paid for Tax	-	214	-

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN OFFSHORE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in USD '000 except where noted)

1.	NATURE OF BUSINESS

History of business
Nordic American Offshore Ltd ("NAO" or "The Company") was formed on October 17, 2013, under the laws of The Marshall Islands. The Company's shares trade under the symbol "NAO" on the New York Stock Exchange.

Effective September 26, 2016 the Company re-domiciled to the Islands of Bermuda. The financial statements are presented on an un-interrupted basis.

On November 22, 2013, the Company completed a private placement of 16,666,666 common shares, issued at $15 per share, and was listed on the Norwegian Over the Counter ("OTC") Market on November 27, 2013, under the symbol "NAO".

On June 12, 2014, the Company was successfully listed on the New York Stock Exchange ("NYSE"), under the Symbol "NAO". After the listing on NYSE, shares traded on the OTC were transferred to NYSE, and trade on the OTC discontinued.

On May 21, 2015, we announced a share repurchase program of 2.5 million common shares. As of December 31, 2016 and 2015, 301,935 and 870,839 shares have been repurchased at an average price of $5.99 and $6.42 per share, respectively. We have during the share repurchase program purchased a total of 1,172,774 shares.  No shares were purchased during the financial year ended December 31, 2017. The share repurchase program had a maturity of two years, and expired in May 2017.

In March 2017, we completed an underwritten public follow-on offering of 41,300,000 common shares, which includes 1,300,000 common shares sold pursuant to the underwriters' partial exercise of the overallotment option to purchase additional common shares, at a price of $1.25 per share. The net proceeds we received from the offering were used for general corporate purposes, working capital purposes and for the expansion of our fleet. The net proceeds of this offering were approximately $48.3 million. As of the date of this annual report, we have 200,000,000 authorized common shares, 64,731,370 common shares issued, 61,986,847 outstanding and 2,744,523 treasury shares.

The Company's Fleet
The Company owns and operates Platform Supply Vessels ("PSV") in the North Sea.
The Company's fleet consists of ten PSVs.

Vessel Name	Yard	Year Built	Delivered to NAO
NAO Fighter	Ulstein	2012	January 2014
NAO Prosper	Ulstein	2012	January 2014
NAO Power	Ulstein	2013	January 2014
NAO Thunder	Ulstein	2013	December 2013
NAO Guardian	Ulstein	2013	December 2013
NAO Protector	Ulstein	2013	December 2013
NAO Storm	Ulstein	2015	January 2015
NAO Viking	Ulstein	2015	January 2015
NAO Horizon	Vard	2016	April 2016
NAO Galaxy	Vard	2016	June 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation: Entities in which NAO has controlling financial interest are consolidated. Subsidiaries are consolidated from the date on which control is obtained. The subsidiaries' accounting policies are in conformity with U.S. GAAP. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates: Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and costs during the reporting period. Actual results could differ from those estimates. The effects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

Functional Currency and Foreign Currency Translation: The Company determined its functional currency to be the United States ("U.S.") dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transactions. For the year ended December 31, 2017, a total exchange gains of $0.3 million. December 31, 2016 and December 31, 2015 a total exchange loss of $0.2 million and $0.6 million, respectively, is included in Other Financial (Costs) Income.

Revenue Recognition: Revenue is generated from time and spot charters and is recognized as services are performed based on contractual daily charter rates and when collectability is reasonable assured.

Vessel Operating Costs: Vessel operating costs include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication costs, and tonnage tax. These costs are recognized when incurred.

Cash and Cash equivalents: Cash Equivalents consist of highly liquid investments such as time deposits with an original maturity at acquisition of three months or less.

Accounts Receivable: Accounts Receivables are presented net of allowance for doubtful balances. If balances are determined uncollectable, after all means of collections have been exhausted and the potential for recovery is considered to be remote, they are charged against the allowance for doubtful balances. As of December 31, 2017 and 2016, the Company has not made any allowance for doubtful balances.

Inventories: Inventories, which comprise bunker fuel and lubrication oil, are stated at the lower of cost or net realizable value, which is determined on a first-in, first-out ("FIFO") basis. Bunker fuel onboard at the time of delivery to a charterer is purchased by the charterer, and re-purchased by the Company at the time of re-delivery.

Vessels, net: Vessels and equipment are stated at historical costs, less accumulated depreciation which is provided by the straight line method over their estimated useful life of 25 years. Interest is capitalized in connection with the construction of vessels. The capitalized interest is included as part of the asset to which it relates and depreciated over the asset's estimated useful life.

Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessel. Repairs and maintenance are expensed as incurred. The vessels estimated residual values and useful life are reviewed when there has been a change in circumstances that indicate the original estimate may no longer be appropriate. Residual values are estimated at $1.5 million for each vessel in the fleet at December 31, 2017 and 2016.

Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating costs, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating undiscounted cash flows are determined by considering an estimated daily charter rate for the remaining operating days. The Company estimates the daily charter rate for the remaining operating days based on the historical average for similar vessels and utilizing available market data for current charter rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating costs (including planned drydocking and engine overhaul expenditures). If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value, less cost to sell. Fair market value is calculated based on the higher of estimated discounted operating cashflow from use and realizable value as presented by independent brokers.

Drydocking and engine overhaul: The Company's vessels are required to be drydocked approximately every 60 months, and to have engines overhauled after 10,000 – 11,000 running hours. The Company will capitalize a substantial portion of the costs incurred during drydocking and overhaul, and amortize those costs on a straight line basis from the completion of a drydocking, intermediate survey or overhaul to the estimated completion of the next drydocking or overhaul. Consistent with prior periods, drydocking costs include a variety of costs incurred while vessels are placed within drydock, including expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. The Company includes in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during drydocking, and for annual class survey costs. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of eight years. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense. For the vessels acquired an estimate of $200,000 and $365,000 for drydock cost and overhaul costs respectively has been allocated from the purchase price. Drydocking is depreciated over five years, and engine overhauls are depreciated based on the number of running hours within the reporting period according to the built-in overhaul method.

Geographical segments: The Company has not presented segment information as it considers it operates as one reportable segment, the offshore support vessel market, where all vessels currently operate in the North Sea.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments.

Termination Fee: In 2015 the Company received $3.9 million related to a termination of a charter contract for one of their vessels. The termination fee received is subject to future conditions, and is deferred and recognized in future periods when these conditions have been met. $1.2 million and $1.2 million of the termination fee were recognized as charter revenue for the years ended December 31, 2017 and December 31, 2016, respectively. Deferred termination fees of $0.4 million and $0.0 million are recorded as Accrued Liabilities and Non-Current Liabilities, respectively, as of December 31, 2017. As of December 31, 2016, $ 0.3 million and $1.1 million were recorded as Accrued Liabilities and Other Non-Current Liabilities, respectively.

Income Taxes: The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes. The statutory applicable rate to consolidated corporate earnings is 0%. On March 10, 2014 the Company's vessel was accepted into the UK Tonnage Tax regime. The company no longer qualifies for inclusion in the UK Tonnage Tax regime and made an exit February 2017, and subsequent to this the Company was subject to the regular tax regime in UK. No deferred tax asset in respect of losses incurred has been recognized at the end of 2017 as the UK operations have ceased and so the losses cannot be utilized to offset future UK or other taxable income.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company's cash is primarily held in major banks and financial institutions in Norway and the United Kingdom and typically insured up to a set amount. Accordingly, the Company believes the risk of any potential loss on deposits held in these institutions is minimal. Concentrations of credit risk relative to accounts receivable are limited to our client base in the energy industry that may be affected by changes in economic or other external conditions. The Company does not require collateral for its accounts receivable. The fair value of the financial instruments approximates the net book value.

For the year ended December 31, 2017, three charterers accounted for 44% of the total revenues with 21%, 13%, and 10%, respectively.

For the year ended December 31, 2016, three charterers accounted for 36% of the total revenues, with 14%, 11%, and 11%, respectively.

For the year ended December 31, 2015, three charterers accounted for 85% of the total revenues, with 49%, 22%, and 14%, respectively.

For the year ended December 31, 2017, three charterers accounted for 66% of the outstanding accounts receivable, with 28%, 19%, and 19%, respectively.

For the year ended December 31, 2016, four charterers accounted for 70% of the outstanding accounts receivable, with 28%, 19%, 13%, and 10%, respectively.

For the year ended December 31, 2015, four charterers accounted for 69% of the outstanding accounts receivable, with 33%, 15%, 11% and 10% respectively.

Recent Accounting Pronouncements:
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This update establishes a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP.  Effective date is for reporting periods commencing on or after December 15, 2017.

The Company will adopt the standard using the modified retrospective option as of January 1, 2018 and we have determined that the adoption will not have a significant effect on our consolidated financial statements, other than additional revenue disclosures in the notes to the consolidated financial statements, while the Company has all its vessels employed under time charter agreements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of cash flows (230): Restricted cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company has early adopted this ASU and the adoption did not have any effect on the consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230). The Company has early adopted this ASU and the adoption did not have any effect on the consolidated financial statements.

3.	RELATED PARTY TRANSACTIONS

Nordic American Tankers Limited:

Nordic American Tankers Ltd (NAT) is the largest shareholder in the Company. NAT participated in the offering in March 2017 by buying 8,000,000 shares. NAT announced that its shareholders are expected to receive NAO shares as a part dividend payment from NAT during August 2017. NAT holds 16.12% of the outstanding shares per December 31, 2017.

In December 2013, NAO entered into a management agreement with Scandic American Shipping Ltd, now a wholly owned subsidiary of NAT, for the provision of administrative services as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors.

For services under the Management Agreement, the Company paid $200,000 for 2015, $100,000 for 2016, and $100,000 for 2017 all directly attributable costs related to the Company are reimbursed. For the years ended December 31, 2017, 2016, and 2015, an aggregate of $2.3 million $2.2 million and $2.1 million, respectively, for such directly attributable costs were incurred which were included in General and Administrative Costs.

Other related parties

High Seas AS is controlled by Mr. Hansson and his closest family. High Seas AS does not hold any position in which it provides services to NAO, the position as Chairman held by Herbjørn Hansson is not due to the ownership through High Seas AS and no shares are transferred to High Seas AS remuneration of Mr. Hansson. High Seas AS owned 603,233 shares per December 31, 2016, and increased to 8,204,240 shares after acquiring 7,601,007 shares during 2017. Out of these shares 1,600,000 was acquired in the offering, March 2017. All shares owned by High Seas AS were acquired in the open market at the current quoted market price, or in offerings at the same price as for other investors.

4.	VESSELS, NET

Vessels, net consist of the carrying value of the Company's vessels, including drydocking, engine overhaul costs and capitalized interest from the period of the vessel being constructed.

All Figures in USD '000	2017	2016
Vessels	404,377	404,174
Drydocking	2,179	1,736
Engine Overhaul	3,737	3,221
Total	410,293	409,131
Less Accumulated Depreciation	59,658	42,186
Vessels, net	350,635	366,945

Impairment of vessels
For the year ended December 31, 2017, 2016 and 2015 the Company performed impairment tests of the vessels. Impairment tests performed did not result in the carrying value for any of the Company's vessels exceeding future undiscounted cash flows.

The Company reviews for impairment of long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a vessel by vessel basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (estimated undiscounted cash flows exceed the book value of each vessel).

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to spot rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

For the first and second year of our analysis we applied a 3-year weighted average, which is composed of the lower of the historical market rates and utilization, as provided by a third party, and the rates and utilization we have achieved for the same period. For year three of our analysis we have applied a one year ramp up where rates are based on 75% of the 15-year historical average rates provided by third party, while applying a utilization rate of 75%. For the rates and utilization thereafter we use the 15-year historical average as provided by a third party. There were no impairment charges recorded on vessels for the years ended December 31, 2017, 2016 and 2015.

5.	LONG-TERM DEBT

Credit Facility:
On December 19, 2013, the Company entered into a $60.0 million revolving credit facility ("Credit Facility") with a syndicate of lenders in order to secure available liquidity for general corporate purposes. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin, and the Company pays a commitment fee on any undrawn amounts. The credit facility originally matured in December 2018.

In March 2015 the Company expanded its Credit Facility from $60.0 million to $150.0 million. The new maturity of the expanded credit facility is March 2020. There are no repayment requirements before maturity on the Credit Facility.

Borrowings under the Credit Facility are currently secured by first priority mortgages on the Company's vessels and assignments of earnings and insurance. Under the Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum value adjusted amount of equity, and (ii) a minimum value adjusted equity ratio, and (iii) a minimum level of liquidity, and (iv) a positive working capital. The Credit Facility also includes customary events of default, including non-payment, breach of covenants, insolvency, cross defaults and material adverse change. A breach of any of these covenants would result in that the credit facility is callable by the lenders. In connection with the establishment and expansion of the Credit Facility the Company incurred $0.8 million and $1.2 million in 2013 and 2015, respectively, in deferred financing cost, which is amortized over the term of the loan.

As at December 31, 2017 and 2016, the Company had $137.0 million drawn on its Credit Facility, respectively.

As of December 31, 2016 and December 31, 2017 the Company was in default with three of its debt covenants, (i) the minimum value adjusted amount of equity clause, (ii) the minimum value adjusted equity ratio clause and (iii) a minimum level of liquidity. A waiver was obtained from its lenders lowering (i) the minimum value of equity and (ii) the minimum value adjusted equity ratio covenant requirements to levels at which the Company was in compliance, and suspending (iii) the minimum level of liquidity covenant. These waivers were effective until April 30, 2018. Under the waiver the Company is unable to draw further on the Credit Facility.

The Company has in April 2018 entered into an amendment to the credit agreement for our Credit Facility that extends the waiver period up until December 31, 2019, for all the covenants associated with the Credit Facility except for reintroducing a liquidity covenant of $5.0 million. Under the terms of the waiver obtained, the company are unable to draw further on the Credit Facility until we comply with the original terms and conditions under the Credit Facility agreement. The waiver obtained does not prohibit the Company from paying dividends. The Company can distribute dividends, subject to a corresponding amount being repaid under the Credit Facility.

The Company was in compliance with the modified loan covenants as of December 31, 2017 and the long-term debt of $137 million is presented as non-current.

The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it reflects both a recently revised margin and a variable interest rate.

6.	INTEREST COSTS

Interest costs consist of interest incurred on the long-term debt, the commitment fee and amortization of the deferred financing cost related to the Credit Facility described in Note 6.

All amounts in USD '000	2017	2016	2015
Interest Costs, net of capitalized interest	4,428	2,781	752
Commitment Fee	93	327	750
Amortization of Deferred Financing Cost	359	359	305
Total interest costs	4,880	3,467	1,807

For the years ended December 31, 2017 and 2016, $0.0 million and $0.1 million of interest costs were capitalized, respectively.

7.	EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing net (loss) income by the weighted average number of common shares outstanding for the period. Diluted EPS are calculated by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding during the period. For the years ended December 31, 2017, 2016 and 2015, the Company had a net loss, thus any effect of common stock equivalents outstanding would be antidilutive.

All figures in USD	2017	2016	2015
Numerator
Net Loss	(29,326,000)	(32,151,000)	(10,844,000)
Denominator
Basic - Weighted Average Common Shares Outstanding	54,995,614	20,939,260	23,203,142
Dilutive effect of Warrants issued	-	-	-
Dilutive - Weighted Average Common Shares Outstanding	54,995,614	20,939,260	23,203,142
Loss per Common Share
Basic	(0.53)	(1.54)	(0.47)
Dilutive	(0.53)	(1.54)	(0.47)

8.	SHAREHOLDERS' EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized shares	Issued Shares	Outstanding Shares	Common Shares
Balance, January 1, 2015	250,000,000	23,431,370	23,431,370	234
Common Shares Repurchased under Share Repurchase Program	-		(870,839)
Balance, December 31, 2015	250,000,000	23,431,370	22,560,531	234
Common Shares Repurchased under Share Repurchase Program			(301,935)
Common Shares Repurchased in Private Transaction			(1,571,749)
Balance, December 31, 2016	250,000,000	23,431,370	20,686,847	234
Common Shares Issued		41,300,000	41,300,000	413
Balance, December 31, 2017	250,000,000	64,731,370	61,986,847	647

Common shares issued

The Company's authorized share capital is 200,000,000 common shares, par value $0.01 per share and 50,000,000 preferred shares, par value $0.01 per share.

Repurchase plan
In May 2015 the Company announced a share repurchase program of under which the Company may repurchase up to 2.5 million of NAO's outstanding common stock over the two subsequent years. As of December 31, 2016 and 2015 the Company had repurchased 301,935 and 870,839 shares under the share repurchase program, respectively. The Company repurchased a total of 1,172,774 shares under the share repurchase program The repurchase program had a maturity of two years, and expired May 2017.

9.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets and liabilities that are recorded on the balance sheet as fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
Level 2.	Inputs, other than the quoted prices in active markets that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other financial assets.
-	The carrying value of cash and cash equivalents is a reasonable estimate of fair value.
-
The estimated fair value for the long-term debt is considered to be equal to the carrying values since it reflects both a recently revised margin and  a variable interest rates which approximate market rates.

-	The basis for the estimated fair value of the firm commitment and the value related to the forward contracts has been put forth above.

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2017 and 2016 are as follows:

All figures in USD '000	Fair Value Hierarchy Level	2017 Fair Value	2017 Carrying Value	2016 Fair Value	2016 Carrying Value
Cash and Cash Equivalents	1	31,506	31,506	2,953	2,953
Credit Facility	2	(137,000)	(137,000)	(137,000)	(137,000)

Contracts with the same counterparty are presented net as these contracts are allowed to be net settled.

The estimated fair value for the long-term debt, excluding issuance cost recognized as described in Note 1, is considered to be approximately equal to the carrying value since it reflects both a recently revised margin and a variable interest rate.

10.	OTHER CURRENT ASSETS AND ACCRUED LIABILITIES

Other Current Assets
All figures in USD '000	2017	2016
Deferred Financing Costs	359	359
Other Current Assets	331	738
Total as of December 31,	690	1,097

Accrued Liabilities
All figures in USD '000	2017	2016
Accrued Interest	692	589
Accrued Costs	684	515
Deferred Revenues	388	1,106
Total as of December 31,	1,764	2,210

11.	COMMITMENTS AND CONTINGENCIES

The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.
No claims have been filed against the Company, nor has it been part to any legal proceedings for the fiscal years ended December 31, 2017 and 2016.

12.	SUBSEQUENT EVENTS

On April 30, 2018, the Company executed amendment and waiver agreements on our credit facility expiring on December 31, 2019.

On February 8, 2018, the Company declared a cash dividend of $0.02 per share with respect of the result of the fourth quarter 2017, which was paid on March 13, 2018.